UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 2, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Controlled Subsidiary Investment - 851 Hart Owner LLC

On February 19, 2019,  we directly acquired a first mortgage loan with a principal balance of $2,750,000 (the “851 Hart Senior Loan”). The borrowing entity, 851 Hart Owner LLC, a New York limited liability company (“851 Hart Owner”), used the loan proceeds to acquire and renovate a multifamily property located at 851 Hart Street, Brooklyn, NY 11237 (the “851 Hart St Property”). Per the terms of the purchase and sale agreement, the building was delivered vacant and was intentionally 0% occupied so that the borrower could commence renovations as soon as possible.

After completing the renovations and leasing up the property, on July 2, 2020, 851 Hart Owner repaid the 851 Hart Senior Loan in full. The 851 Hart Senior Loan bore an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly, with a minimum floor rate of 7.50%. All interest has been paid in full over the term of the loan, and the investment yielded an internal rate of return (“IRR”) of approximately 9.9%. The final IRR was higher than the stated rate because 851 Hart Owner funded renovation and interest reserves at closing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 7, 2020